

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 14, 2010

J. Michael Heil
President and Secretary
Town & Country Appraisal Service, Inc.
495 State Street, Suite 459
Salem, OR 97301

> **Re:** **Town & Country Appraisal Service, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed April 2, 2010**
> **File No. 000-53214**

Dear Mr. Heil:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please provide the information required by Item 202 of Regulation S-K with respect to your preferred shares.

2. We note that you are increasing the number of shares of common and preferred stock that you are authorized to issue. We further note your disclosure that the increase would provide greater flexibility with respect to your capital structure "for such purposes as additional equity financing, stock-based acquisitions, present and future employee benefit programs and other corporate purposes." Please tell us whether you contemplate using the newly authorized shares for any exchange, acquisition, merger or other similar transactions. If this is the case, please provide financial statements as required by Item 11(e) of Schedule 14A or explain why you have not included such information.

3.   We note that your Form 8-K filed March 1, 2010 and your Form 8-K filed March 25, 2010 discuss a significant acquisition and change in control transaction. Please tell us whether shareholder approval was required for the recent acquisition and change in control transaction referenced in your Forms 8-K.

4.   We note the second action regarding the approval to increase the number of common shares you are authorized to issue from 74 million to 500 million. We also note the third action regarding the approval of a 40-for-1 forward stock split of the issued and outstanding shares of your common stock. Please clarify, if true, the disclosure relating to your second action that the purpose of the increase is to complete the stock split.

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        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: George G. Chachas
        Via Facsimile: (619) 239-2990